Exhibit 99.1

120 Collins Street Melbourne 3000 Australia T +61 (0) 3 9283 3333 F +61 (0) 3 9283 3707
Media release

Rio Tinto loads first ship from its 290 Mt/a expansion programme

2 September 2013

Rio Tinto has achieved the significant milestone of loading the first shipment of iron ore from its expanded port, rail and mine operations in Australia. This marks the commencement of commissioning of the expansion programme, which will see overall capacity for Rio Tinto’s iron ore operations in Western Australia increase to 290 million tonnes a year.

Rio Tinto Iron Ore chief executive Andrew Harding said “The 290 project is the largest integrated mining project in Australia. The delivery of 290 ahead of its original schedule and within budget is a testament to our focus on value-driven growth of our low-cost operations.

“Given the demanding operating environment in Western Australia over the recent period, this stands as a noteworthy achievement. I pay credit to the efforts and commitment of our employees, contractors and partners in the Robe River Joint Venture for what has been a genuine team effort.

“Our focus will now be to ensure the ramp-up to full run-rate is achieved safely and efficiently. As always, we will continue to seek further productivity improvements from our fully-integrated Pilbara system, including our industry leading Mine of the FutureTM technology programme, in order to maximise the return on our investment.”

The phase two expansion of the port, rail and power infrastructure to 360 Mt/a is underway. A number of options for mine capacity growth are under evaluation including incremental tonnes from further low-cost productivity improvements, expansion of existing mines and the potential development of new mines.

Note for editors: The Tai Shan, a Rio Tinto Marine-chartered Cape-size class vessel, has embarked from the new Cape Lambert B wharf carrying the first shipment, a cargo of 165,000 tonnes of Pilbara Blend fines. The shipment is bound for Nippon Steel & Sumitomo Metal Corporation’s Kimitsu works in Tokyo. Photographic and video images of the first shipment are available.

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, Australia / Asia	Investor Relations, Australia/Asia

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Grant Donald
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High resolution photographs and media pack available at: www.riotinto.com/media